UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
June, 2009	001-32468

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of the registrant as specified in its charter)

ONTARIO
(Jurisdiction of Incorporation or Organization)

401 Bay Street, Suite 2700, P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NOTICE REGARDING RESOURCE AND RESERVE ESTIMATES

The technical report attached as Exhibit 99.1 to this Form 6-K has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” and the terms “reserves”, “resources”, “geologic resources”, “proven”, “probable”, “measured”, “indicated”, or “inferred” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Securities and Exchange Commission’s (the “Commission”) Industry Guide 7 (“Industry Guide 7”) under the Securities Exchange Act of 1934, as amended, and are normally not permitted to be used in reports and registration statements filed with the Commission . Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32468.  You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

EXHIBIT LIST

Exhibit	Description
99.1	Independent Qualified Person’s Review and Technical Report
99.2	Qualified Persons Consents

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: June 12, 2009	By:	/s/ Jennifer Dawson
Jennifer Dawson
Chief Financial Officer